VIA optronics AG Files SEC Form 12b-25

Reports certain preliminary unaudited financial results

Nuremberg, Germany and New York, NY: May 3, 2022 - VIA optronics AG (NYSE: VIAO) (“VIA” or “the Company”), a leading supplier of enhanced display solutions, today announced its filing of Form 12b-25 with the Securities and Exchange Commission (“SEC”) to disclose that it will not be able to file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”) on a timely basis without unreasonable effort or expense. VIA will file its 2021 Form 20-F within the fifteen-day extension period.

The Company requires additional time to finalize its consolidated financial statements for inclusion in its 2021 Form 20-F, including with respect to the restatement of its previously issued financial statements as of and for the years ended December 31, 2020 and 2019. The previously issued financial statements will be restated with respect to the accounting of certain costs incurred in 2019 and 2020 in connection with VIA’s initial public offering (“IPO”) in 2020.

The estimated amount of approximately €4.0 million to €5.0 million (incurred during the year ended December 31, 2019) and €0.5 million to €1.0 million (incurred during the year ended December 31, 2020), which were previously capitalized as “other current assets” prior to the IPO and, upon consummation of the IPO in 2020, were deducted directly from equity, will instead be recognized as “general administrative expenses” as incurred. The restatement will have no effect on the Company’s net cash and cash equivalents during the financial years presented. The finalization of the Company’s consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, which will be included in its 2021 Form 20-F, including work by the Company’s independent auditors, is ongoing.

The Company will publish its fourth quarter and fiscal year 2021 earnings as soon as possible. The Company will announce the date and time of its earnings conference call in a subsequent press release.

Preliminary Financial Data

In the meantime, the Company is providing certain preliminary unaudited financial results:

For the full year 2021, total revenue is expected to be approximately €180 million, representing year-over-year growth of approximately 18%. VIA anticipates its net loss for the year ended December 31, 2021 to be approximately €11.5 million. EBITDA loss for the year ended December 31, 2021 is expected to be approximately €3.4 million.  The Company’s profitability was significantly impacted by: (i) the ongoing impact of global supply chain disruptions, which resulted in an increase in cost of sales of approximately 24%, and a €3.0 million increase in selling expenses; (ii) an increase of approximately €7.7 million in general and administrative expenses primarily due to increased headcount and strengthening the organization; and (iii) an increase in research and development expenses as the Company developed new, and enhanced its existing, solutions for its sensor and camera solution technology. The effect of these increased expenses was offset by an increase of approximately €6.7 million in other operating income due primarily to foreign exchange gains, resulting in part from the change in functional currency for two subsidiaries, which will be further described in the 2021 Form 20-F.

In 2022, the Company’s results of operations have continued to be adversely impacted by a range of challenges, many of which have been exacerbated by COVID-19 related quarantines and other measures implemented in China, especially the most recent shutdown in Shanghai and other areas, increasing raw material and transportation costs and inflation. The Company’s results have also been impacted to a lesser degree in 2022 by the ongoing military conflict between Russia and Ukraine. Therefore, while the Company continues to expect revenue growth in the first quarter of 2022, it expects EBITDA to be negative for the three months ended March 31, 2022. The shutdowns in China and disruptions to transportation and global supply chains have also had a negative effect on VIA’s cash flow. As a result, management has decided to temporarily allocate certain IPO proceeds to finance net working capital.

Internal Controls Over Financial Reporting

In connection with the preparation and audit of the Company’s consolidated financial statements, the Company has identified four material weaknesses in the Company’s internal controls over financial reporting. These material weaknesses primarily relate to a lack of sufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training and a lack of consistent application of accounting processes and procedures by its accounting personnel. The Company identified a similar material weakness in the Company’s internal controls over financial reporting in its Annual Report on Form 20-F for the year ended December 31, 2020, which the Company filed with the U.S. Securities and Exchange Commission on April 29, 2021. The Company focused considerable energy and resources in 2021 to hire additional finance and accounting personnel and implement necessary policies and procedures, but was unable to address all issues identified due in part to the tight labor market. The Company continues to work diligently to remediate these material weaknesses.

About VIA

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on the Company’s current expectations and projections about future events and financial trends that VIA believes may affect its financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in VIA’s 2020 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for the Company’s management to predict all risks, nor can VIA assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements VIA may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. VIA cautions you therefore against relying on these forward-looking statements, and VIA qualifies all of its forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

The Company’s management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of its allocation of resources, to measure its performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by the Company’s management and supervisory boards include:

EBITDA, which VIA defines as net profit (loss) calculated in accordance with IFRS before financial result, income tax expense/(benefit), depreciation and amortization; for purposes of the Company’s EBITDA calculation, VIA defines "financial result" to include financial result as calculated in accordance with IFRS.

€ in millions, unaudited	Year Ended December 31, 2021
Net (loss)	(11.5)
Adjustments:
Financial result	(0.8)
Income tax expense (benefit)	(1.2)
Depreciation and amortization	(6.1)
EBITDA	(3.4)

VIA’s management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of its financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on its operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures.  VIA also believes that these non-IFRS measures are useful to investors and other users of its financial statements in evaluating its performance because these measures are the same measures used by the Company’s management and supervisory boards for these purposes.

EBITDA should not be considered an alternative to income/(loss) after taxes from continuing operations or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

●	EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing the Company’s cash requirements;
●	EBITDA does not reflect interest expense, or the cash required to service the Company’s debt, which reduces cash available to it;
●	EBITDA does not reflect income tax payments that reduce cash available to it;
●	Other companies, including companies in VIA’s industry, may calculate EBITDA differently, which reduces its usefulness as a comparative measure.

EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS.

Investor Relations:

Lisa Fortuna

Sam Cohen

Alpha IR Group

Phone: +1 312-445-2870

Email: VIAO@alpha-ir.com

Media Contact:

Alexandra Müller-Plötz

Phone: +49-911-597 575-302

Email: Amueller-ploetz@via-optronics.com